Invest in **The AI Revolution**

Our platform is solving a $1.9 Trillion dollar problem across America by taking poor customer experiences and turning them into lasting win-win relationships.[1]

INVEST NOW $4 PER SHARE

Form C   Offering Circular

Investor Education



Invest $2,500 today and receive up to 110% bonus shares. Read how.

$1.9T	**510%**	**100x**	**$400**
Market Size[1]	Over Median[2]	Mkt. Growth[3,4,5]	Min. Investment



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Invest within the first tier to receive 100% bonus shares.



Up to 250% Investment

Early investors get up to 250% of their investment in extra shares.

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America's Trillion Dollar Problem

Every year, $1.9 Trillion is lost due to poor customer service.[1]

- Total complaints filed with the FTC have hit an all-time high[6]

- Over 90% of consumers reported poor customer service in just 6 months.[7]

- In a single week, Americans spent over 10 million hours on hold with businesses.[7]



Finally, A Real Solution



The PRE-MIND platform is designed to improve one metric above all: customer satisfaction.

- PRE-MIND USA enables companies to **discover, predict** and **improve** the lives of their best customers.

- Our platform identifies important connections across all areas of a business to produce an intelligent response in real-time.

- Real-world results prove the viability of this approach, with businesses outperforming nearly every other peer competitor.[2,8]

Invest now to secure your placement as an early shareholder. **Invest Now**





Invoice ✕





24%

Naomi Jones $1,300

A Major Technology Breakthrough

For the first time in history, **our technology allows a business to put a number on "doing the right thing".**



Information and data can be saved without running out of storage space and <u>without compromising privacy</u>.[9,10]



A.I. analysis works to quickly uncover hidden connections across months, years, or even decades of data.[11]



These insights can help a business do more things today that will result in **more returning customers in the future**.

Unbeatable Results

Companies that enrich their customers lives **thrive 510% vs. the median over the long-term.**[2]

Research shows that consumers are:

3.5x

more likely to purchase from a business after a positive customer experience[12]

5.1x

more likely to recommend an organization after a positive customer experience[12]



Revenue
$28,510 ↗ 16%

...es business
problems

+50

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Huge, fast-growing, wide-open market.


10,000x growth in market
Start of the problem
$2.0T
$1.8T
$1.6T
$1.4T
$1.2T
$1.0T
$.8T
$.6T
$.4T
$.2T
$.0T
1959 1962 1965 1968 1971 1974 1977 1980 1983 1986 1989 1992 1995 1998 2001 2004 2007 2010 2013 2016 2019 2022

Chart represents at-risk revenues in USD, extrapolated by taking 10.6% (Qualtrics 2021 study) of US PCE per year (https://fred.stlouisfed.org/graph/?g=1bLFx)

100X Market Growth[3,4,5]

The problem of service continues to grow with each decade, an evergreen market ripe for disruption.

- PRE-MIND USA enables companies to **discover, predict** and **improve** the lives of their best customers.
- Our platform identifies important connections across all areas of a business to produce an intelligent response in real-time.
- Real-world results prove the viability of this approach, with businesses outperforming nearly every other peer competitor.[2,8]

Invest now to secure your placement as an early shareholder. Invest Now

A World-Class Team

PRE-MIND USA has taken extreme care to assemble a team of experienced leaders, including alumni from other large publicly-listed technology companies.



Thomas Kunambi

CEO

Founder and CEO of
PRE:MIND PTE. LTD





Mats Koehlmark

Director

Former VP of Portfolio Strategy
at Ericsson





David Rotor

Director

Former Principal of Deloitte and
VP at PwC





Sean Scott

CFO

President of AMO Services
Founder of New Green



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Looking To The Future

PRE-MIND USA has mapped out its strategic vision going forward into 2027 and beyond. **A big part of its plan includes continuing to expand its war chest, raising additional growth capital.**

Eventually, the company plans to provide liquidity to its investors by potentially listing on an exchange.


2024
2025
2026
2027+

Early

Equity Raise
early investors

Rewarding those who invest in us early-on with ground-floor stock prices

Growth

Additional Raise
growth capital

As we grow, we will need to raise additional capital at higher prices

Expand

Follow-on Round
fund expansion

To keep up with expansion, we plan to raise additional funding at higher rounds

Global*

Liquidity Event
potential listing

Eventually, we plan to provide liquidity to investors, potentially listing on an exchange

This roadmap is based on assumptions of technological compatibility, market acceptance, and regulatory stability. It is subject to risks including rapid technological changes, competitive pressures, and shifts in regulatory landscapes, which could alter the feasibility and timing of our plans. The plans on this roadmap are subject to change.

Invest now to secure your placement as an early shareholder. Invest Now

Frequently Asked Questions

Please take time to explore our frequently asked questions. If you have any questions or comments that are not addressed here, we'd be happy to speak with you directly.

Please reach out to us using the discussion board below.

Why invest in startups?

Regulation CF allows investors to invest in startups and early-growth companies. This is different from helping a company raise money on Kickstarter; with Regulation CF Offerings, you aren't buying products or merchandise - you are buying a piece of a company and helping it grow.

How much can I invest?

Accredited investors can invest as much as they want. But if you are NOT an accredited investor, your investment limit depends on either your annual income or net worth, whichever is greater. If the number is less than $124,000, you can only invest 5% of it. If both are greater than $124,000 then your investment limit is 10%.

How do I calculate my net worth?

To calculate your net worth, just add up all of your assets and subtract all of your liabilities (excluding the value of the person's primary residence). The resulting sum is your net worth.

What are the tax implications of an equity crowdfunding investment?

We cannot give tax advice, and we encourage you to talk with your accountant or tax advisor before making an investment.

Who can invest in a Regulation CF Offering?   ∧

Individuals over 18 years of age can invest.

What do I need to know about early-stage investing? Are these investments risky?   ∧

There will always be some risk involved when investing in a startup or small business. And the earlier you get in the more risk that is usually present. If a young company goes out of business, your ownership interest could lose all value. You may have limited voting power to direct the company due to dilution over time. You may also have to wait about five to seven years (if ever) for an exit via acquisition, IPO, etc. Because early-stage companies are still in the process of perfecting their products, services, and business model, nothing is guaranteed. That's why startups should only be part of a more balanced, overall investment portfolio.

When will I get my investment back?   ∧

The Common Stock (the "Shares") of PRE-MIND USA INC. (the "Company") are not publicly-traded. As a result, the Shares cannot be easily traded or sold. As an investor in a private company, you typically look to receive a return on your investment under the following scenarios:

- The Company gets acquired by another company
- The Company goes public (makes an initial public offering)

In those instances, you receive your pro-rata share of the distributions that occur, in the case of acquisition, or you can sell your shares on an exchange. These are both considered long-term exits, taking approximately 5-10 years (and often longer) to see the possibility for an exit. It can sometimes take years to build companies. Sometimes there will not be any return, as a result of business failure.

Can I sell my shares?   ∧

Shares sold via Regulation Crowdfunding offerings have a one-year lockup period before those shares can be sold under certain conditions.

Exceptions to limitations on selling shares during the one-year lockup period: ∧

In the event of death, divorce, or similar circumstance, shares can be transferred to:

- The company that issued the securities
- An accredited investor
- A family member (child, stepchild, grandchild, parent, stepparent, grandparent, spouse or equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships)

What happens if a company does not reach their funding target? ∧

If a company does not reach their minimum funding target, all funds will be returned to the investors after the close of the offering.

How can I learn more about a company's offering? ∧

All available disclosure information can be found on the offering pages for our Regulation Crowdfunding offering.

What if I change my mind about investing? ∧

You can cancel your investment at any time, for any reason, until 48 hours prior to a closing occurring. If you've already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To submit a request to cancel your investment please email: info@dealmakersecurities.com

How do I keep up with how the company is doing? ∧

At a minimum, the company will be filing with the SEC and posting on its website an annual report, along with certified financial statements. Those should be available 120 days after the fiscal year end. If the company meets a reporting exception, or eventually has to file more reported information to the SEC, the reporting described above may end. If these reports end, you may not continually have current financial information about the company.

What relationship does the company have with DealMaker Securities? ∧

Once an offering ends, the company may continue its relationship with DealMaker Securities for additional offerings in the future. DealMaker Securities' affiliates may also provide ongoing services to the company. There is no guarantee any services will continue after the offering ends.

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- Invest $42,500+ to receive 100% bonus shares.
- Invest $19,500+ to receive 35% bonus shares.
- Invest $9,500+ to receive 22% bonus shares.
- Invest $2,500+ to receive 10% bonus shares.



Time-Based Bonuses

- Tier One investors receive 100% bonus shares.
- Tier Two investors receive 60% bonus shares.
- Tier Three investors receive 33.3% bonus shares.
- Tier Four investors receive 14.3% bonus shares.



PREMIND

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*Global reach through to our US-headquartered clients, per our exclusive license in the US under our license agreement with Pre:Mind PTE. LTD.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMakerSecurities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 4000 Eagle Point Corporate Drive, Suite 950, Birmingham, AL 35242, is the Intermediary for this offering and is not an affiliate of or connected with the Issuer. Please check our background on FINRA's BrokerCheck.

DealMakerSecurities LLC does not make investment recommendations.
DealMakerSecurities LLC is NOT placing or selling these securities on behalf of the Issuer.
DealMakerSecurities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.
DealMakerSecurities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.
DealMakerSecurities LLC is NOT vetting or approving the information provided by the Issuer or the Issuer itself.

Contact information is provided for Investors to make inquiries and requests to DealMaker Securities LLC regarding Regulation CF in general, or the status of such investor's submitted documentation, specifically. DealMaker Securities LLC may direct Investors to specific sections of the Offering Circular to locate information or answers to their inquiry but does not opine or provide guidance on issuer related matters.

This offering page contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's actions or results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

Footnotes to external sources are provided for information only and are not endorsed by the Company or incorporated into this offering page.

Footnotes:

1. https://web.archive.org/web/20220607063316/https://www.qualtrics.com/news/poor-customer-experiences-put-1-9-trillion-in-consumer-spending-at-risk-annually-new-qualtrics-xmi-study-finds/
2. The Ultimate Question 2.0 NPS exemplars delivered 510 percent of the median return. Source:
Reichheld, F., Darnell, D., Burns, M. (2021). Winning on Purpose: The Unbeatable Strategy of Loving Customers. United States: Harvard Business Review Press.
3. Chart represents at-risk revenues in USD amounting to $1.9T. This data was extrapolated by taking 10.6% (Qualtrics 2021 study: https://web.archive.org/web/20230604113635/https://www.qualtrics.com/m/www.xminstitute.com/wp-content/uploads/2021/08/XMI_DS_GlobalStudyWhatHappensAfterBadExperience.pdf?ty=mktocd-thank-you) of US PCE per year (https://web.archive.org/web/20240912200346/https://fred.stlouisfed.org/graph/?g=1bLFx) to create the chart displaying the $1.9T of at-risk revenues, which is a 100x increase from the earliest records of US PCE.
4. Size of the problem is mathematically equivalent to a minimum definition of TAM:
https://web.archive.org/web/20240520232943/https://corporatefinanceinstitute.com/resources/management/total-addressable-market-tam/
5. Ibid, ergo market growth is at least equal to the growth of the problem.
6. https://public.tableau.com/app/profile/federal.trade.commission/viz/TheBigViewAllSentinelReports/TrendsOverTime
7. https://web.archive.org/web/20240302191051/https://www.replicant.com/blog/survey-the-effects-of-bad-customer-service-and-how-brands-can-fix-it/
8. Bain study of 140 US consumer products and consumer services companies measured relative growth, profitability, brand equity, NPS, and other gauges of customer satisfaction. 1 out of 9 companies were leaders on all measures, and are also known for leading within their respective industries:

https://web.archive.org/web/20231110152142/https://media.bain.com/Images/BB_What_it_takes_to_win_in_customer_experience.pdf

9. Modern cloud storage allows for virtually unlimited scalability in data storage capacity: https://web.archive.org/web/20240909194409/https://aws.amazon.com/what-is/cloud-storage/

10. New advancements in cryptography such as zero-knowledge proofs allow for businesses to verify and authenticate their customers while remaining safely in line with strict data protection regulations: https://www.forbes.com/councils/forbesbusinesscouncil/2023/07/25/zero-knowledge-proof-a-revolutionary-leap-in-data-protection/

11. Artificial intelligence has never before been as advanced and capable of processing tremendous amounts data quickly as it is at present time: https://web.archive.org/web/20240911155327/https://www.mckinsey.com/capabilities/quantumblack/our-insights/the-state-of-ai

12. https://web.archive.org/web/20221021112213/http://success.qualtrics.com/rs/542-FMF-412/images/2022-Global-Consumer-Trends-Report.pdf



CONFIDENTIAL

INVESTOR **PRESENTATION**

September 2024

Important Disclaimer

PRE-MIND USA INC. (the "Company") disclaims all warranties whether express, implied, or statutory, including without limitation, any implied warranties of title, non-infringement of third-party rights, or fitness for a particular purpose. The information contained within this presentation is based on internal evaluations of the Company which are based on its current understanding of the marketplace. Industry, market data, and comparisons used within this presentation have been obtained from third-party publications and sources. The Company has not independently verified the information obtained from these sources and cannot assure you of the accuracy or completeness of the information contained within this presentation. This information is subject to change. Nothing in this presentation creates an obligation for the Company or any affiliates to provide further information or correct any inaccuracies in this presentation. This confidential presentation is provided to the recipient for exclusive review and is not intended for distribution or publication to persons other than authorized recipient. This presentation is for informational purposes only and is not intended to recommend any investment. Work has been done to align statements and information in this presentation to those presented in the Form C and its exhibits, so any information or comments made in this presentation that are different from those in the Form C and its exhibits should be ignored.

An investment in the Company involves a high degree of risk. Any investment must be considered speculative due to the nature of the Company's business and the stage of its development. Prospective investors should carefully consider all the risk factors associated with a business of this type. Forward-looking statements are based on certain key assumptions and analyses made by the Company in light of management's experience, perception of historical trends, current conditions, expected future developments, and other factors that the Company believes are relevant and reasonable in the circumstances. These assumptions and analyses are based on information available at the time that the forward-looking statements are made. These assumptions and analyses include, but are not limited to: expectations regarding the Company's revenue, expenses and operations; the Company's anticipated cash needs, needs for additional financing, ability to generate cash flow from operations, and changes to its dividend policies; the Company's strategies to develop its business and its operations; current and future management will work towards the business objectives and strategies outlined herein; the Company retaining its board of directors and management, and otherwise engaging qualified advisors having knowledge of the industry in which the Company operates; the Company's growth expectations; the Company's expectations with respect to future production costs and capacity; the Company's competitive position and the regulatory environment in which it operates; and the Company's expectations regarding the general economic, financial, regulatory and political conditions in which the Company operates. Undue reliance should not be placed on forward-looking statements because a number of risks and factors may cause actual results to differ materially from those set out in such forward-looking statements, including risks associated with an industry experiencing competition; risks of managing the growth of the Company's business, including the accuracy of financial projections; risks associated with unfavorable publicity; risks associated with the enforceability of contracts; risks associated with the reliance on suppliers, service providers and third parties; risks associated with litigation; risks associated with economic conditions, dependence on management and key personnel, and conflicts of interest; and risks associated with general economic and financial market conditions. Prospective investors are cautioned that forward-looking statements, assumptions and factors should not be construed as exhaustive. An investment in the Company involves a high degree of risk and must be considered speculative due to the nature of the Company's business and the present stage of its development. Prospective investors should carefully consider all risk factors associated with a business of this type.





Approved and authorized by:

Signed by:
Sean Scott
Sean Scott
CFO

DocuSigned by:
Thomas Kunambi
CEO

Forward-Looking Statements

This presentation contains certain information, forecasts, projections, and/or disclosures about PRE-MIND USA INC. (the "Company") and its prospects that may constitute "forward-looking information" and "forward-looking statements" under applicable securities laws (collectively, "forward-looking statements"). All such statements, forecasts, projections and/or disclosures included in this presentation, other than those of historical fact, that address activities, events, or developments that the Company anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking statements.

Forward-looking statements are based upon the Company's current internal expectations, internal estimates, internal projections and internal assumptions about future events and trends that management believes may affect the Company's financial condition, operations, business strategy and financial needs, as the case may be. The forward-looking statements are subject to significant known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Company. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as "expect", "likely", "may", "will", "should", "intend", "anticipate", "potential", "proposed", "estimate", "believe", "plan", "forecast" and other words of similar import, understanding and meaning, including negative and grammatical variations thereof, or statements that certain events or conditions "may" or "will" happen, or by discussions of strategy. Actual results and developments may differ materially from those contemplated by these forward-looking statements. Forward-looking statements in this presentation include, but are not limited to, statements with respect to raising funds from investors; the use of the net proceeds of any investment; the Company's business objectives and the anticipated timing of execution; the expected performance of the Company's business and operations; the Company's ability to expand and develop its operations; expectations regarding the Company's revenues, expenses and profits; the competitive conditions of the technology sector, the Company's anticipated obligations to comply with privacy and regulatory matters related to the technology sector; the Company's anticipated obligations to comply with employee health and safety matters; the effect of any new or altered government regulations with respect to the technology sector; the grant or renewal of licenses or governmental approvals required to conduct activities related to the Company's business; the Company's ability to maintain permits and approvals required to operate effectively; the intentions of management of the Company; the Company's intention to meet and seek advice from its advisory boards, if any; the Company's expectations that third parties will fulfill their obligations; the Company's ability to retain and attract key personnel and members of management; the Company's ability to raise additional funds; future liquidity and financial capacity; the Company's ability to manage cash flows; the Company's plan with respect to any payments of dividends, if any; the Company's possible exposure to liability relating to the technology sector; and contractual obligations and commitments.





PREMIND

Approved and authorized by:

Signed by: Sean Scott
CB14EC838752449...
Sean Scott
CFO

DocuSigned by:
225D85367AED47D...
Thomas Kunambi
CEO

Service is Broken

The vast majority of consumers **have abandoned a purchase** after poor customer service.

It's hard to see a sale that never happens!



78% of consumers have abandoned a purchase after poor customer service.

Source: https://www.businesswire.com/news/home/20110503005753/en/Good-Service-is-Good-Business-American-Consumers-Willing-to-Spend-More-With-Companies-That-Get-Service-Right-According-to-American-Express-Survey





PREMIND

Approved and authorized by:

Signed by: Sean Scott
CB14EC838752449...
Sean Scott
CFO

DocuSigned by:
225D85367AED47D
Thomas Kunambi
CEO

A Trillion Dollar Problem

$1.9 Trillion

in lost sales annually in the United States **due to poor customer service.**

Poor Customer Experiences Put $1.9 Trillion in Consumer Spending at Risk Annually.

Source: https://www.qualtrics.com/news/poor-customer-experiences-put-1-9-trillion-in-consumer-spending-at-risk-annually-new-qualtrics-xmi-study-finds/





Approved and authorized by:

Signed by:
Sean Scott
CB14EC838752449...
Sean Scott
CFO

DocuSigned by:
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Thomas Kunambi
CEO

An Even Bigger Solution

5X Results.

Companies that enrich their customers lives **thrive 510% v. mid over the long-term.**

The Ultimate Question 2.0 NPS exemplars delivered 510 percent of the median return.

Source: Reichheld, F., Darnell, D., Burns, M. (2021). Winning on Purpose: The Unbeatable Strategy of Loving Customers. United States: Harvard Business Review Press.





PREMIND

Approved and authorized by:

Signed by: Sean Scott
CB14EC838752449...
Sean Scott
CFO

DocuSigned by:
225D85367AED47D...
Thomas Kunambi
CEO

A Focused Mission

All the data points to a single truth:

There's no shortcut to customer loyalty.

That's why we have one goal: Delight Your Customers™*





*TM stands for trademark and signifies an unregistered trademark. PRE-MIND USA INC. does not hold or claim to hold a registered trademark to the slogan above.

PREMIND

Approved and authorized by:

Signed by: Sean Scott
CB14EC838752449...
Sean Scott
CFO

DocuSigned by:
225D85367AED47D
Thomas Kunambi
CEO

Delight Your Customers™

We enable you to **discover**, **predict** and **improve** the lives of your best customers.

The best part?
It'll cost less and make more
(oh… did we mention we can *measure* this?)





Approved and authorized by:

Signed by:
Sean Scott
CB14E0838752449...
Sean Scott
CFO

DocuSigned by:
225D85967AED47D...
Thomas Kunambi
CEO

Powerful Principles

We help companies look ahead, to understand the true lifetime-value of a customer, **and empower them with proven actions to take today that improve their business results tomorrow.**

The data behind the facts:
obtain 25-85% profit boost
simply from reducing churn 5%



Why Customers Are More Profitable over Time
Company Profit*
Profit from price premium
Profit from referrals
Profit from reduced operating costs
Profit from increased purchases and higher balances
Base Profit
0
1
2
3
4
5
6
7
Year
Customer acquisition cost
*This pattern is based on our experience in many industries.

Source: https://hbr.org/1990/09/zero-defections-quality-comes-to-services



PREMIND

Approved and authorized by:

Sean Scott
CFO

Thomas Kunambi
CEO

AI-Infused Technology

Recent advancements in artificial intelligence point to a critical juncture in business technology:

It is finally possible to solve loyalty at scale.

Accurate measurement, predictive inference, and full implementation **all assisted by custom AI. The result is an entirely natural and intuitive platform that truly enables employees to exceed customer expectations.** Behind the scenes is a lot of expertise, driven by motivated team members and informed by rigorous application of data science, artificial intelligence, and machine learning algorithms.





Approved and authorized by:

Signed by:
Sean Scott
CB14EC838752449...
Sean Scott
CFO

DocuSigned by:
225D65967AED47D...
Thomas Kunambi
CEO

Proven & Experienced Team



MATS KOEHLMARK

Director
Previously VP of Portfolio Strategy at Ericsson





ERICSSON

DAVID ROTOR

Director
Previously Principal of Deloitte and VP at PwC





Deloitte.

SEAN SCOTT

CFO, Director
President of AMO Services
Founder of New Green





PREMIND

THOMAS KUNAMBI

CEO, Director
Sr. Tech Advisor HaveHalal
Founder of Pre:Mind Pte.







PREMIND

PREMIND

Approved and authorized by:

Signed by:
Sean Scott
CB14EC838752449...
Sean Scott
CFO

DocuSigned by:
225D85367AED47D...
Thomas Kunambi
CEO

A Blue Ocean Strategy

Huge, fast-growing, wide-open market.

Why so wide-open?
The solution is unknown to most customers.

A Rare Opportunity:
To be the first to take full advantage of this market.



10,000x growth in market

Start of the Problem

Chart represents at-risk revenues in USD. This data was extrapolated by taking 10.6% (Qualtrics 2021 study[1]) of US PCE per year[2] to create the chart above displaying the $1.9T of at-risk revenues, which is a 100x increase from the earliest records of US PCE.



Approved and authorized by:

Signed by:
Sean Scott
CB14E0838752449...
Sean Scott
CFO

DocuSigned by:
225D65967AED47D...
Thomas Kunambi
CEO

1 https://web.archive.org/web/20230604113635/https://www.qualtrics.com/m/www.xminstitute.com/wp-content/uploads/2021/08/XMI_DS_GlobalStudyWhatHappensAfterBadExperience.pdf?ty=mktocd-thank-you
2 https://web.archive.org/web/20240912200346/https://fred.stlouisfed.org/graph/?g=1bLFx

Looking To The Future

2024 — 2025 — 2026 — 2027+

Early

Equity Raise
early investors

Rewarding those who invest in us early-on with ground-floor stock prices

Growth

Additional Raise
growth capital

As we grow, we will need to raise additional capital at higher prices

Expand

Follow-on Round
fund expansion

To keep up with expansion, we plan to raise additional funding at higher rounds

Global*

Liquidity Event
potential listing

Eventually, we plan to provide liquidity to investors, potentially listing on an exchange

*Global reach through to our US-headquartered clients, per our exclusive license in the US under our license agreement with Pre:Mind PTE. LTD.





Approved and authorized by:

Signed by:
Sean Scott
CB14E0830752449...
Sean Scott
CFO

DocuSigned by:
225D65967AED47D...
Thomas Kunambi
CEO

Invest With Us

Investments considered on a **first-come, first-serve basis.**

Visit **https://invest.premindusa.com** to learn more.

$124,000 maximum available per investor under Reg CF.
Accredited investors may contact us for more options under Reg D.

The first-come first serve basis applies only to consideration of the acceptance of any investment. PRE-MIND USA INC. may accept any investment at its own discretion and may decline any investment if such investment is deemed to be unsuitable for any reason.





PREMIND

Approved and authorized by:

Signed by: Sean Scott
CB14EC838752449...
Sean Scott
CFO

DocuSigned by:
225D85367AED47D...
Thomas Kunambi
CEO